SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Mackinac Financial Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

554571109

(CUSIP Number)

Jeffrey H. Kuras, Partner

Honigman Miller Schwartz and Cohn LLP

2290 First National Building

660 Woodward Avenue

Detroit, MI 48226-3506

(313) 465-7446

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554571109

1	Names of Reporting Persons: Steinhardt Capital Investors, LLLP

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds: OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 0

	8	Shared Voting Power: 1,044,557(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 1,044,557(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,044,557(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 16.8%(1)(2)

14	Type of Reporting Person: PN (Limited Liability Limited Partnership)

(1) The information set forth in Items 4, 5 and 6 of this Amendment No. 2 to Schedule 13D is incorporated herein by reference. This number of Common Shares of Mackinac excludes 97,000 shares owned by the Limited Partner.

(2) This calculation is based on 6,217,620 Common Shares of Mackinac outstanding as of November 10, 2015, as reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.  This calculation excludes 97,000 Common Shares owned by the Limited Partner.

1	Names of Reporting Persons: Steinhardt Capital Management, LLC

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds: AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 0

	8	Shared Voting Power: 1,044,557(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 1,044,557(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,044,557(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 16.8%(1)(2)

14	Type of Reporting Person: OO (Limited Liability Company)

(1) The information set forth in Items 4, 5 and 6 of this Amendment No. 2 to Schedule 13D is incorporated herein by reference. This number of Common Shares of Mackinac excludes 97,000 shares owned by the Limited Partner.

(2) This calculation is based on 6,217,260 Common Shares of Mackinac outstanding as of November 10, 2015, as reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.  This calculation excludes 97,000 Common Shares owned by the Limited Partner.

1	Names of Reporting Persons: David R. Steinhardt

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds: AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 0

	8	Shared Voting Power: 1,044,557(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 1,044,557(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,044,557(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 16.8%(1)(2)

14	Type of Reporting Person: IN (Individual)

(1) The information set forth in Items 4, 5 and 6 of this Amendment No. 2 to Schedule 13D is incorporated herein by reference. This number of Common Shares of Mackinac excludes 97,000 shares owned by the Limited Partner.

(2) This calculation is based on 6,217,620 Common Shares of Mackinac outstanding as of November 10, 2015, as reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.  This calculation excludes 97,000 Common Shares owned by the Limited Partner.

END OF COVER PAGE

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by Steinhardt Capital Investors, LLLP (“SCI”), Steinhardt Capital Management, LLC (“SCM”) and David R. Steinhardt (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (“SEC”) on June 1, 2012 (the “Original Schedule 13D”), and Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 13, 2012 (the “Amendment No. 1”).  Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D.

The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 5 below by one of the Reporting Persons.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons have executed a written agreement relating to the joint filing of this Amendment, which was filed with the SEC as Exhibit 1 to the Original Schedule 13D on June 1, 2012, and is hereby incorporated by reference.

Item 1.   Security and Issuer.

The securities covered by this Schedule 13D are shares of common stock, no par value (the “Common Shares”), of Mackinac Financial Corporation, a Michigan corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 130 South Cedar Street, Manistique, Michigan 49854.

Item 2.   Identity and Background.

(a)           This statement is being filed on behalf of SCI, SCM and David R. Steinhardt.

(b)           The principal business address for each of the Reporting Persons is 712 5th Ave., 34th Floor, New York, NY 10019.

(c)           SCI is an investment limited partnership formed for purposes of the investment in Mackinac.  SCM is a limited liability company formed for the purpose of serving as the sole manager of SCI. David Steinhardt is the sole member and sole manager of SCM. David Steinhardt is also owner and managing partner of Wooster Capital Management, LP, an investment advisor, and co-founder and board member of KCPS & Company, an investment advisor. The business address of Wooster Capital Management, LP and KCPS Capital USA, Ltd. is 712 5th Ave., 34th Floor, New York, NY 10019.

(d)-(e)     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Steinhardt is a citizen of the United States of America.  Each of SCI and SCM were organized in the State of Delaware.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended and supplemented to add the following information:

The funds used by SCI for purchase of the Common Shares were obtained from capital contributions to SCI by its limited partners.

Item 4.   Purpose of the Transaction.

Item 4 of the Original Schedule 13D is amended and supplemented to add the following information:

On February 25, 2016, SCI purchased additional shares of Mackinac for investment purposes.  As disclosed in prior reports on Schedule 13D, each of SCI, SCM and Michael H. Steinhardt made certain passivity and other commitments to the Board of Governors of the Federal Reserve System to ensure that SCI, SCM and Michael H. Steinhardt and their respective affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of Mackinac or any of its subsidiaries.  The Passivity Commitment Letters were filed as Exhibit 1 and 2 to Amendment No. 1 and are incorporated herein by reference.

Other than as described by the Reporting Persons in this Item 4 or Item 6, none of the Reporting Persons have any plan or proposal relating to or that would result in:

(a)         the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board of directors of the Issuer;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer’s business or corporate structure;

(g)          any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)         a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)            any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

Name	Shares Held Directly		Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power		Beneficial Ownership		Percentage of Class*
SCI	1,044,557	(1)	0	1,044,557	(1)	0	1,044,557	(1)	1,044,557	(1)	16.8	%(1)
SCM	0		0	1,044,557	(1)	0	1,044,557	(1)	1,044,557	(1)	16.8	%(1)
David R. Steinhardt	0		0	1,044,557	(1)	0	1,044,557	(1)	1,044,557	(1)	16.8	%(1)

(1)         The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference. This number of Common Shares of Mackinac excludes 97,000 shares owned by the Limited Partner.

* As of November 10, 2015 (based on 6,217,620 Common Shares outstanding as reported by the Issuer in its Form 10-Q for the period ended September 30, 2015 and filed with the SEC on November 13, 2015).

(c)   SCI purchased 121,769 Common Shares of Mackinac on February 25, 2016 at a purchase price of $10 per Common Share in an open market purchase.  Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the securities of Mackinac.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Mackinac referred to in this Item 5.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and supplemented to add the following information:

The information set forth or incorporated in Items 3 and 4 is incorporated herein by reference.

Item 7.       Material to be Filed as Exhibits.

Exhibit 1

Passivity Commitment Letter from Steinhardt Capital Investors, LLLP and Steinhardt Capital Management, LLC to the Board of Governors of the Federal Reserve System, filed with the SEC as Exhibit 1 to Amendment No. 1 on August 13, 2012, is hereby incorporated by reference.

Exhibit 2

Passivity Commitment Letter from Michael H. Steinhardt to the Board of Governors of the Federal Reserve System, filed with the SEC as Exhibit 2 to Amendment No. 1 on August 13, 2012, is hereby incorporated by reference.

Exhibit 3

Joint Filing Agreement, dated June 1, 2012, by and among Steinhardt Capital Investors, LLLP, Steinhardt Capital Management, LLC and David R. Steinhardt, filed with the SEC as Exhibit 1 to the Original Schedule 13D on June 1, 2012, is hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2016

STEINHARDT CAPITAL INVESTORS, LLLP
By: Steinhardt Capital Management, LLC
Its: General Partner
By:	/s/ DAVID R. STEINHARDT
Name: David R. Steinhardt
Title: Manager

STEINHARDT CAPITAL MANAGEMENT, LLC
By:	/s/ DAVID R. STEINHARDT
Name: David R. Steinhardt
Title: Manager

DAVID R. STEINHARDT
/s/ DAVID R. STEINHARDT